Chareau Promo v4 1 WEB.mp4 (1m 33s)
1 speaker (Speaker 1)

[0:00:08] Speaker 1: We created the very first all natural aloe vera liquor in the world, and it's the only thing we make. We use fresh aloe vera, cucumbers, spearmint, lemon peel and muskmelon and muscat wine grapes, and that's it. There's no artificial flavors. There's no fake coloring or ingredients that you can't pronounce, and we make it right here in small batches on our own copper pot still. Sherrell is a light and refreshing and American made farm to table spirit. We're actually one of the fastest growing spirits in the country. Just a couple years ago we were selling out of the back of my car and now we're at some of the best bars and restaurants in the world, and we're poolside at the biggest Las Vegas resorts. In the last year we've been featured in cocktails for both the Golden Globe awards and the Emmy's. I have to say a lot of that credit has to go to bartenders, like Karen here. She's making one of my favorite cocktails, which is an aloe margarita. I've seen over 100 different cocktails made at bars all across the country. What's great about Sherrell is you don't have to be a bartender. We created Sherrell so that you can sip it at home right out of the bottle. There was nothing like Sherrell on the market so we made it. [0:01:29]